Correspondence

AspenBio Pharma, Inc.
1585 South Perry Street
Castle Rock, CO 80104

December 19, 2008

Via Edgar

Kei Ino, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Mail Stop 6010
Washington, D.C. 20549-7010

Re:	AspenBio Pharma, Inc. ("AspenBio") Form 10-KSB for the Period Ended December 31, 2007 Form 10-Q for the Quarterly Period Ended September 30, 2008 File No. 001-33675

Ms. Ino:

        We are in receipt of the Commission’s comment letter dated December 15, 2008 regarding AspenBio’s most recent Form 10-KSB and Form 10-Q, which requests that AspenBio provide a response to those comments within ten business days. We are currently working with our auditors and legal counsel to address the Commission’s comments and preparing a response. As you discussed with our legal counsel yesterday, December 18, 2008, AspenBio plans to submit a response to the Commission by January 15, 2009. Please advise us if the Commission has any objection to the time frame in which AspenBio plans to respond to the Commission’s comments. I can be reached at 303-794-2000. Alternatively our legal counsel Theresa M. Mehringer, Esq. can be reached at 303-796-2626.

        Thank you for your cooperation with this matter.

Sincerely yours,
ASPENBIO PHARMA, INC.

/s/ Jeff McGonegal
Chief Financial Officer